        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2017	December 31, 2016
Assets
Current Assets
Cash		$349,047	$1,257
Restricted cash		—	392,048
Accounts receivable	4	86,225	115,368
Deferred financial assets	15	9,956	—
Other current assets		11,952	6,721
		457,180	515,394
Property, plant and equipment:
Oil and natural gas properties (full cost method)	5	810,102	726,452
Other capital assets, net	5	9,437	11,978
Property, plant and equipment		819,539	738,430
Goodwill		637,399	651,663
Deferred financial assets	15	1,562	—
Deferred income tax asset	13	636,717	733,363
Total Assets		$2,552,397	$2,638,850

Liabilities
Current liabilities
Accounts payable	7	$191,188	$184,534
Dividends payable		2,421	2,405
Current portion of long-term debt	8	27,438	29,539
Deferred financial liabilities	15	3,271	28,615
		224,318	245,093
Deferred financial liabilities	15	5,331	12,266
Long-term debt	8	639,882	739,286
Asset retirement obligation	9	105,478	181,700
		750,691	933,252
Total Liabilities		975,009	1,178,345

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: September 30, 2017 – 242 million shares December 31, 2016 – 240 million shares	14	3,386,946	3,365,962
Paid-in capital		68,400	73,783
Accumulated deficit		(2,132,684)	(2,332,641)
Accumulated other comprehensive income		254,726	353,401
		1,577,388	1,460,505
Total Liabilities & Shareholders' Equity		$2,552,397	$2,638,850

Contingencies	16
Subsequent event	8

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

24               ENERPLUS 2017 Q3 REPORT

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended		Nine months ended
		September 30,		September 30,
(CDN$ thousands, except per share amounts) unaudited	Note	2017	2016	2017	2016
Revenues
Oil and natural gas sales, net of royalties	10	$196,068	$188,318	$649,579	$505,309
Commodity derivative instruments gain/(loss)	15	(34,215)	12,072	55,295	3,629
		161,853	200,390	704,874	508,938
Expenses
Operating		48,843	56,238	144,992	189,368
Transportation		26,314	28,755	85,147	78,968
Production taxes		12,330	10,408	36,497	26,385
General and administrative	11	15,741	16,612	54,574	58,309
Depletion, depreciation and accretion		59,758	91,766	185,117	266,001
Asset impairment	6	—	60,956	—	255,812
Interest		8,663	9,685	29,015	34,283
Foreign exchange (gain)/loss	12	(17,577)	3,085	(33,585)	(50,940)
Gain on divestment of assets	5	—	—	(78,400)	(219,800)
Gain on prepayment of senior notes	8	—	—	—	(19,270)
Other expense/(income)		(743)	247	(1,786)	5
		153,329	277,752	421,571	619,121
Income/(Loss) before taxes		8,524	(77,362)	283,303	(110,183)
Current income tax expense/(recovery)	13	84	126	2,198	(260)
Deferred income tax expense/(recovery)	13	(7,691)	23,201	59,379	332,986
Net Income/(Loss)		$16,131	$(100,689)	$221,726	$(442,909)

Other Comprehensive Income/(Loss)
Change in cumulative translation adjustment		(52,019)	4,480	(98,675)	(60,234)
Other Comprehensive Income/(Loss)		(52,019)	4,480	(98,675)	(60,234)
Total Comprehensive Income/(Loss)		$(35,888)	$(96,209)	$123,051	$(503,143)

Net income/(Loss) per share
Basic	14	$0.07	$(0.42)	$0.92	$(2.00)
Diluted	14	$0.07	$(0.42)	$0.90	$(2.00)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2017 Q3 REPORT              25

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Nine months ended September 30,
(CDN$ thousands) unaudited	2017	2016
Share Capital
Balance, beginning of year	$3,365,962	$3,133,524
Issue of shares (net of issue costs)	—	223,031
Share-based compensation – settled	20,984	9,407
Balance, end of period	$3,386,946	$3,365,962

Paid-in Capital
Balance, beginning of year	$73,783	$56,176
Share-based compensation – settled	(20,984)	(9,407)
Share-based compensation – non-cash	15,601	11,751
Balance, end of period	$68,400	$58,520

Accumulated Deficit
Balance, beginning of year	$(2,332,641)	$(2,694,618)
Net income/(loss)	221,726	(442,909)
Dividends	(21,769)	(28,225)
Balance, end of period	$(2,132,684)	$(3,165,752)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$353,401	$402,672
Change in cumulative translation adjustment	(98,675)	(60,234)
Balance, end of period	$254,726	$342,438
Total Shareholders’ Equity	$1,577,388	$601,168

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

26               ENERPLUS 2017 Q3 REPORT

Condensed Consolidated Statements of Cash Flows

		Three months ended		Nine months ended
		September 30,		September 30,
(CDN$ thousands) unaudited	Note	2017	2016	2017	2016
Operating Activities
Net income/(loss)		$16,131	$(100,689)	$221,726	$(442,909)
Non-cash items add/(deduct):
Depletion, depreciation and accretion		59,758	91,766	185,117	266,001
Asset impairment		—	60,956	—	255,812
Changes in fair value of derivative instruments	15	36,163	(2,024)	(43,797)	65,371
Deferred income tax expense/(recovery)	13	(7,691)	23,201	59,379	332,986
Foreign exchange (gain)/loss on debt and working capital	12	(31,639)	3,960	(48,614)	(52,067)
Share-based compensation	14	4,171	2,931	15,601	11,751
Foreign exchange loss on translation of U.S. dollar cash held in Canada	12	13,493	—	13,493	—
Gain on divestment of assets	5	—	—	(78,400)	(219,800)
Gain on prepayment of senior notes	8	—	—	—	(19,270)
Asset retirement obligation expenditures	9	(3,060)	(1,237)	(7,124)	(4,441)
Changes in non-cash operating working capital	17	27,250	27,077	23,412	44,141
Cash flow from operating activities		114,576	105,941	340,793	237,575

Financing Activities
Cash dividends		(7,264)	(7,214)	(21,769)	(28,225)
Decrease in bank credit facility		—	—	(23,272)	(79,223)
Repayment of senior notes	8	—	—	(29,084)	(335,400)
Proceeds from the issuance of shares		—	—	—	220,410
Changes in non-cash financing working capital		—	—	16	(3,791)
Cash flow used in financing activities		(7,264)	(7,214)	(74,109)	(226,229)

Investing Activities
Capital and office expenditures		(119,649)	(60,856)	(342,164)	(152,354)
Property and land acquisitions		(2,222)	(3,777)	(9,471)	(7,674)
Property divestments	5	(1,361)	111	57,581	280,614
Decrease in restricted cash		—	—	380,939	—
Changes in non-cash investing working capital		(6,577)	(9,055)	9,674	(63,090)
Cash flow from/(used in) investing activities		(129,809)	(73,577)	96,559	57,496
Effect of exchange rate changes on cash		(13,514)	683	(15,453)	(1,335)
Change in cash		(36,011)	25,833	347,790	67,507
Cash, beginning of period		385,058	49,172	1,257	7,498
Cash, end of period		$349,047	$75,005	$349,047	$75,005

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2017 Q3 REPORT              27

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1)REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“The Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 8, 2017.

2)BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three and nine months ended September 30, 2017 and the 2016 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Condensed Consolidated Financial Statements should be read in conjunction with Enerplus’ audited Consolidated Financial Statements as of December 31, 2016. There are no differences in the use of estimates or judgments between these interim Condensed Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2016.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3)   FUTURE ACCOUNTING POLICY CHANGES

In future accounting periods, the Company will adopt the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”):

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires entities to recognize revenue on the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The new standard also will require expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers.  The FASB further issued several ASUs in 2016 which provide clarification on implementation of the amended standard, technical corrections, improvements and practical expedients that can be applied under certain circumstances. The guidance in Topic 606, as amended, will be effective for annual periods beginning on or after December 15, 2017, and will be adopted by Enerplus on January 1, 2018 using the modified retrospective method. Enerplus continues to review its sales contracts with customers but does not expect any material impact to the Consolidated Financial Statements other than enhanced disclosures. The Company is currently addressing any process changes necessary to compile the information to meet the additional note disclosure requirements of the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU introduced a lessee accounting model that requires lessees to recognize a right-of-use asset and related lease liability on the balance sheet for all leases, including operating leases. The standard does not apply to oil and gas exploration rights, intangible assets or inventory. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients at the date of adoption. The ASU is effective January 1, 2019. Enerplus does not expect to early adopt the standard. The Company is currently reviewing existing contracts to determine the impact to the Consolidated Financial Statements of adopting the new standard. The Company is also addressing system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective

28               ENERPLUS 2017 Q3 REPORT

approach. Enerplus does not expect to early adopt the standard and continues to assess the impact it will have on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 of the goodwill impairment test, and requires a goodwill impairment charge for the amount that the carrying amount of the reporting unit exceeds the reporting unit’s fair value. The updated guidance is effective January 1, 2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

4)ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2017	December 31, 2016
Accrued receivables	$66,478	$83,774
Accounts receivable – trade	21,108	33,305
Current income tax receivable	1,796	1,564
Allowance for doubtful accounts	(3,157)	(3,275)
Total accounts receivable, net of allowance for doubtful accounts	$86,225	$115,368

5)PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of September 30, 2017		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties	$13,439,631	$(12,629,529)	$810,102
Other capital assets	105,766	(96,329)	9,437
Total PP&E	$13,545,397	$(12,725,858)	$819,539

		Accumulated Depletion,
As of December 31, 2016		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties	$13,567,390	$(12,840,938)	$726,452
Other capital assets	106,070	(94,092)	11,978
Total PP&E	$13,673,460	$(12,935,030)	$738,430

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss must be recognized.

For the nine months ended September 30, 2017, Enerplus  recorded a gain on asset divestments of $78.4 million on the sale of certain Canadian assets for proceeds of $59.3 million, after closing adjustments (nine months ended September 30, 2016 – gains of $219.8 million, and proceeds of $280.6 million after closing adjustments).

6)ASSET IMPAIRMENT

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Oil and natural gas properties:
Canada cost centre	$—	$9,800	$—	$44,000
U.S. cost centre	—	51,156	—	211,812
Impairment expense	$—	$60,956	$—	$255,812

There was no impairment recorded for the nine months ended September 30, 2017. The impairment for the three and nine months ended September 30, 2016 was due to lower 12-month average trailing crude oil and natural gas prices.

ENERPLUS 2017 Q3 REPORT              29

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from September 30, 2016 through September 30, 2017:

					AECO Natural
	WTI Crude Oil	Exchange Rate	Edm Light Crude	U.S. Henry Hub	Gas Spot
Period	US$/bbl	US$/CDN$	CDN$/bbl	Gas US$/Mcf	CDN$/Mcf
Q3 2017	$49.81	1.32	$61.63	$3.05	$2.66
Q2 2017	48.95	1.33	60.79	3.05	2.79
Q1 2017	47.61	1.31	58.02	2.77	2.41
Q4 2016	42.75	1.32	52.26	2.49	2.17
Q3 2016	41.68	1.32	51.17	2.27	2.06

7)ACCOUNTS PAYABLE

($ thousands)	September 30, 2017	December 31, 2016
Accrued payables	$104,979	$104,816
Accounts payable - trade	86,209	79,718
Total accounts payable	$191,188	$184,534

8)DEBT

($ thousands)	September 30, 2017	December 31, 2016
Current:
Senior notes	$27,438	$29,539
	27,438	29,539
Long-term:
Bank credit facility	$—	$23,226
Senior notes	639,882	716,060
	639,882	739,286
Total debt	$667,320	$768,825

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$130,956
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	24,944
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	371,666
June 18, 2009	June 18 and Dec 18	4 equal annual installments June 18, 2018 - 2021	7.97%	US$225,000	US$88,000	109,754
			Total carrying value			$667,320

During the nine months ended September 30, 2017, Enerplus made a principal repayment of US$22 million on its 2009 senior notes. There were no principal repayments during the three months ended September 30, 2017. For the nine months ended September 30, 2016, Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million.

Subsequent to the quarter, Enerplus extended its $800 million senior, unsecured bank credit facility to October 31, 2020. There were no other amendments to the agreement terms or covenants.

30               ENERPLUS 2017 Q3 REPORT

9)ASSET RETIREMENT OBLIGATION

	Nine months ended	Year ended
($ thousands)	September 30, 2017	December 31, 2016
Balance, beginning of year	$181,700	$206,359
Change in estimates	(3,221)	5,496
Property acquisitions and development activity	827	3,003
Dispositions	(72,096)	(35,635)
Settlements	(7,124)	(8,390)
Accretion expense	5,392	10,867
Balance, end of period	$105,478	$181,700

Enerplus has estimated the present value of its asset retirement obligation to be $105.5 million at September 30, 2017 based on a total undiscounted liability of $308.0 million (December 31, 2016 – $181.7 million and $452.1 million, respectively). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.81% (December 31, 2016 – 5.86%).

10)OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Oil and natural gas sales	$241,883	$230,421	$801,718	$613,585
Royalties(1)	(45,815)	(42,103)	(152,139)	(108,276)
Oil and natural gas sales, net of royalties	$196,068	$188,318	$649,579	$505,309

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

11)GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
General and administrative expense	$11,685	$13,390	$37,937	$46,386
Share-based compensation expense(1)	4,056	3,222	16,637	11,923
General and administrative expense	$15,741	$16,612	$54,574	$58,309

(1)	Includes cash and non-cash share-based compensation.

12)FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Realized:
Foreign exchange (gain)/loss on settlements	$569	$(875)	$1,536	$1,127
Translation of U.S. dollar cash held in Canada	13,493	—	13,493	—
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	(31,639)	3,960	(48,614)	(52,067)
Foreign exchange (gain)/loss	$(17,577)	$3,085	$(33,585)	$(50,940)

(1)

ENERPLUS 2017 Q3 REPORT              31

13)INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Current tax expense/(recovery)
Canada	$(400)	$—	$(400)	$(669)
United States	484	126	2,598	409
Current tax expense/(recovery)	84	126	2,198	(260)
Deferred tax expense/(recovery)
Canada	$(15,241)	$28,118	$23,941	$62,033
United States	7,550	(4,917)	35,438	270,953
Deferred tax expense/(recovery)	(7,691)	23,201	59,379	332,986
Income tax expense/(recovery)	$(7,607)	$23,327	$61,577	$332,726

The difference between the expected and effective income taxes for the current and prior period is impacted by expected annual earnings, changes in valuation allowance, foreign, statutory and other rate differentials, non-taxable capital gains and losses, and non-deductible share-based compensation. At September 30, 2017 Enerplus' total valuation allowance was $341.2 million (December 31, 2016 - $347.9 million).

14)SHAREHOLDERS’ EQUITY

a)Share Capital

	Nine months ended		Year ended
	September 30, 2017		December 31, 2016
Authorized unlimited number of common shares issued: (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	240,483	$3,365,962	206,539	$3,133,524

Issued for cash:
Issue of shares	—	—	33,350	230,115
Share issue costs (net of tax of $2,621)	—	—	—	(7,084)

Non-cash:
Share-based compensation – settled	1,646	20,984	594	9,407
Balance, end of period	242,129	$3,386,946	240,483	$3,365,962

Dividends declared to shareholders for the three and nine months ended September 30, 2017 were $7.3 million and $21.8 million, respectively (2016 - $7.2 million and $28.2 million, respectively).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400, net of issue costs before tax).

b)   Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Cash:
Long-term incentive plans expense	$712	$233	$852	$1,769
Non-cash:
Long-term incentive plans	4,171	2,931	15,601	11,751
Equity swap (gain)/loss	(827)	58	184	(1,597)
Share-based compensation expense	$4,056	$3,222	$16,637	$11,923

32               ENERPLUS 2017 Q3 REPORT

i)Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Director Share Unit (“DSU”) plan activity for the nine months ended September 30, 2017:

For the nine months ended September 30, 2017	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU	PSU	RSU
Balance, beginning of year	306	2,442	2,698	5,446
Granted	61	829	820	1,710
Vested	—	(528)	(1,118)	(1,646)
Forfeited	—	(36)	(264)	(300)
Balance, end of period	367	2,707	2,136	5,210

Cash-settled LTI Plans

For the three and nine months ended September 30, 2017, the Company recorded cash share-based compensation expense of $0.7 and $0.9 million, respectively (September 30, 2016 – $0.2 million and $1.8 million, respectively). For the three and nine months ended September 30, 2017 the Company made cash payments of nil and $0.1 million, respectively, related to its cash-settled plans (September 30, 2016 – nil and $2.7 million, respectively).

As of September 30, 2017, a liability of $4.5 million (December 31, 2016 - $3.9 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and nine months ended September 30, 2017 the Company recorded non-cash share-based compensation expense of $4.2 million and $15.6 million, respectively (2016 – $2.9 million and $11.8 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2017 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$22,811	$10,622	$33,433
Unrecognized share-based compensation expense	9,611	6,699	16,310
Fair value	$32,422	$17,321	$49,743
Weighted-average remaining contractual term (years)	1.6	1.3
(1)	Includes estimated performance multipliers.

ii)Stock Option Plan

The Company suspended the issuance of stock options in 2014. At September 30, 2017 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the nine months ended September 30, 2017:

	Number of Options	Weighted Average
Period ended September 30, 2017	(thousands)	Exercise Price
Options outstanding, beginning of year	5,900	$18.29
Forfeited	(371)	18.96
Options outstanding, end of period	5,529	$18.24
Options exercisable, end of period	5,529	$18.24

At September 30, 2017, Enerplus had 5,529,451 options that were exercisable at a weighted average exercise price of $18.24 with a weighted average remaining contractual term of 1.8 years, giving an aggregate intrinsic value of nil (2016 – 2.8 years and nil). The intrinsic value of options exercised for both the three and nine months ended September 30, 2017 was nil (September 30, 2016 – nil and nil, respectively).

ENERPLUS 2017 Q3 REPORT              33

c)Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended September 30,		Nine months ended September 30,
(thousands, except per share amounts)	2017	2016	2017	2016
Net income/(loss)	$16,131	$(100,689)	$221,726	$(442,909)

Weighted average shares outstanding – Basic	242,129	240,483	241,854	221,843
Dilutive impact of share-based compensation(1)	5,478	—	5,452	—
Weighted average shares outstanding – Diluted	247,607	240,483	247,306	221,843
Net income/(loss) per share
Basic	$0.07	$(0.42)	$0.92	$(2.00)
Diluted(1)	$0.07	$(0.42)	$0.90	$(2.00)
(1)	For the three and nine months ended September 30, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15)FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)Fair Value Measurements

At September 30, 2017 the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2017 senior notes had a carrying value of $667.3 million and a fair value of $693.5 million (December 31, 2016 - $745.6 million and $771.0 million, respectively).

The fair value of derivative contracts and the senior notes are considered a level 2 fair value measurement. There were no transfers between fair value hierarchy levels during the period.

b)Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30,		Nine months ended September 30,
Gain/(Loss) ($ thousands)	2017	2016	2017	2016	Income Statement Presentation
Electricity Swaps	$139	$(25)	$409	$552	Operating expense
Equity Swaps	827	(58)	(184)	1,597	G&A expense
Commodity Derivative Instruments:
Oil	(37,465)	(1,684)	34,173	(60,104)	Commodity derivative
Gas	336	3,791	9,399	(7,416)	instruments
Total	$(36,163)	$2,024	$43,797	$(65,371)

The following table summarizes the income statement effects of Enerplus’ commodity derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Change in fair value gain/(loss)	$(37,129)	$2,107	$43,572	$(67,520)
Net realized cash gain/(loss)	2,914	9,965	11,723	71,149
Commodity derivative instruments gain/(loss)	$(34,215)	$12,072	$55,295	$3,629

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The following table summarizes the fair values at the respective period ends:

	September 30, 2017				December 31, 2016
	Assets		Liabilities		Liabilities
($ thousands)	Current	Long-term	Current	Long-term	Current	Long-term
Electricity Swaps	$—	$—	$232	$—	$641	$—
Equity Swaps	—	—	2,119	—	1,044	891
Commodity Derivative Instruments:
Oil	9,956	1,562	855	5,331	17,466	11,375
Gas	—	—	65	—	9,464	—
Total	$9,956	$1,562	$3,271	$5,331	$28,615	$12,266

c)Risk Management

i)Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation’s price risk management positions at November 8, 2017:

Crude Oil Instruments:

Instrument Type(1)	bbls/day	US$/bbl

Oct 1, 2017 – Dec 31, 2017
WTI Swap	2,000	53.50
WTI Purchased Put	18,000	50.61
WTI Sold Call	18,000	60.33
WTI Sold Put	18,000	39.62
WCS Differential Swap	3,000	(14.45)

Jan 1, 2018 – Mar 31, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	13,000	53.04
WTI Sold Call	13,000	61.99
WTI Sold Put	13,000	42.83
WCS Differential Swap	1,500	(14.75)

Apr 1, 2018 – Jun 30, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	15,000	52.90
WTI Sold Call	15,000	61.73
WTI Sold Put	15,000	42.92
WCS Differential Swap	1,500	(14.75)

Jul 1, 2018 – Sep 30, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	18,000	52.53
WTI Sold Call	18,000	61.22
WTI Sold Put	18,000	42.71
WCS Differential Swap	1,500	(14.75)

Oct 1, 2018 – Dec 31, 2018
WTI Swap	3,000	53.73
WTI Purchased Put	20,000	52.48
WTI Sold Call	20,000	61.10
WTI Sold Put	20,000	42.74
WCS Differential Swap	1,500	(14.75)

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Jan 1, 2019 – Mar 31, 2019
WTI Swap	3,000	53.73
WTI Purchased Put	7,000	53.21
WTI Sold Call	7,000	61.14
WTI Sold Put	7,000	43.54

Apr 1, 2019 – Dec 31, 2019
WTI Purchased Put	10,000	53.53
WTI Sold Call	10,000	62.27
WTI Sold Put	10,000	43.48
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Oct 1, 2017 – Dec 31, 2017
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06

Jan 1, 2018 – Dec 31, 2018
NYMEX Purchased Put	25.0	2.75
NYMEX Sold Call	25.0	3.46
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh

Oct 1, 2017 – Dec 31, 2017
AESO Power Swap(1)	6.0	44.38
(1)	Alberta Electrical System Operator (“AESO”) fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf

Purchases:

Oct 1, 2017 – Oct 31, 2017	35.0	(1.14)
AECO-NYMEX Basis

Nov 1, 2017 – Nov 30, 2017	35.0	(1.34)
AECO-NYMEX Basis

Sales:

Oct 1, 2017 – Oct 31, 2017	35.0	(0.66)
AECO-NYMEX Basis

Nov 1, 2017 – Oct 31, 2018	35.0	(0.66)
AECO-NYMEX Basis

Nov 1, 2018 – Oct 31, 2019	35.0	(0.64)
AECO-NYMEX Basis

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Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At September 30, 2017 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of September 30, 2017 all of Enerplus’ debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2017 and 2018 and has effectively fixed the future settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii)Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2017 approximately 66% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at September 30, 2017 was $3.2 million (December 31, 2016 - $3.3 million).

iii)Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders’ capital. Enerplus’ objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, and acquisition and divestment activity.

At September 30, 2017 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

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16)CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17)SUPPLEMENTAL CASH FLOW INFORMATION

a)Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Accounts receivable	$11,217	$20,255	$29,272	$49,895
Other current assets	(3,406)	3,401	(5,947)	3,305
Accounts payable	19,439	3,421	87	(9,059)
	$27,250	$27,077	$23,412	$44,141

b)Other

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2017	2016	2017	2016
Income taxes paid/(received)	$776	$42	$2,715	$(19,076)
Interest paid	2,762	3,221	23,213	30,859

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38               ENERPLUS 2017 Q3 REPORT